Mail Stop 0306

      April 1, 2005


Via Facsimile and U.S. Mail

Mr. Anthony C. Allen
Acting Chief Financial Officer
Sypris Solutions, Inc.
101 Bullitt Lane, Suite 450
Louisville, Kentucky  40222


	Re:	Sypris Solutions, Inc.
		Form 10-K for the year ended December 31, 2004
      File No. 000-24020


Dear Mr. Allen:

      We have reviewed your filings and have the following comments.
We have limited our review to matters related to the issues raised in our comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings.
We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.





Form 10-K for the fiscal year ended December 31, 2004

Consolidated Financial Statements

Note 1.  Organization and Significant Accounting Policies

Revenue Recognition - Page 38

1. We note many instances where you use the word "generally" when describing your accounting policies in this note and in the critical accounting estimates discussion on page 16. In future filing please disclose your policies for recognizing revenues for outsourced services and the percentage of completion method as well as your policies for applying the percentage of completion under all known circumstances. For example, you could describe the various arrangements or circumstances and explain how differences in the arrangements impact the timing of revenue recognition.

Inventory - Page 37

2. Tell us and revise the note in future filings to identify the "certain other inventory" the cost of which is determined using the
LIFO method. In addition, revise the last sentence of Note 4 to identify the captions of the preceding table which include inventory valued using LIFO.

3. In future filings revise the note to comply fully with Item 5-
02.6(d) of Regulation S-X.

Note 2.  Acquisitions - Page 41

4. Revise the note in future filings to include the pro-forma financial information required by paragraph 54 of SFAS 141 for your acquisitions consummated during 2003 and 2004, or disclose why the information was not provided.

Item 9A.  Controls and Procedures - Page 57

5. We note the statement that your chief executive officer and chief financial officer have concluded that the company`s disclosure controls and procedures are effective with the exception of the operations acquired during 2004 in Kenton, Ohio and Toluca, Mexico.
Please note that an assessment of the effectiveness of disclosure and controls and procedures under Item 307 of Regulation S-K does not permit the exclusion of acquisitions that were made during the fiscal year. Given the exceptions noted, it therefore remains unclear whether your chief executive officer and chief financial officer have concluded that your disclosure controls and procedures are effective.
* Please amend you filing to state, in clear and unqualified language, the conclusions reached by your chief executive officer and your chief financial officer on the effectiveness of your disclosure controls and procedures. For example, if true, you can state that your disclosure controls and procedures are effective including the operations acquired during 2004 in Kenton, Ohio and Toluca, Mexico.
Otherwise, you can state that your disclosure controls and procedures are not effective and explain why.

We note that you have also excluded these acquisitions from management`s assessment of the effectiveness of internal control over financial reporting, as permitted by Question 3 of the Frequently Asked Questions: Management`s Report on Internal Control over Financial Reporting and Certification of Disclosure in Exchange Act
Periodic Reports dated October 6, 2004.


*    *    *    *


      As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	 We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of
Corporation Finance in our review of your filing or in response to our comments on your filing.

      You may contact Tara Harkins, Staff Accountant, at (202)
824-
5496 or me at (202) 942-1984 if you have questions regarding our comments.



							Sincerely,



							Martin F. James
							Senior Assistant Chief
Accountant

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Mr. Anthony C. Allen
Sypris Solutions, Inc.
April 1, 2005
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